OffGridBox, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
4000 Sales	294,710.46
4060 Project Funding	77,945.00
4080 Uncategorized Income	136.55
Total Income	**$372,792.01**
Cost of Goods Sold	
5000 Cost of Goods Sold	76,292.53
5000.1 Supplies & Materials - COGS	67,975.51
5000.2 Installation Costs	2,862.07
5000.3 Shipping, Freight and Delivery - COGS	33,155.18
5000.4 Import/Export Fees	9,677.23
5000.7 Equipment Costs - COGS	14,892.61
Total 5000 Cost of Goods Sold	**204,855.13**
Total Cost of Goods Sold	**$204,855.13**
GROSS PROFIT	**$167,936.88**
Expenses	
5100 Payroll Expenses	
5100.1 Wages and Salaries	125.00
5100.2 Contractors	91,444.45
5100.4 Staff Welfare	325.45
Total 5100 Payroll Expenses	**91,894.90**
5200 General and Administrative Expenses	40.00
5200.1 Bank Charges & Fees	1,324.81
5200.10 Taxes & Licenses	1,471.44
5200.11 Utilities	80.00
5200.2 Communication Expenses	820.51
5200.4 Interest Expense	4,039.93
5200.5 Office Supplies & Software	2,824.56
5200.6 Commissions & Fees	17.61
5200.7 Dues & Subscriptions	218.00
5200.9 Repairs & Maintenance	1,444.31
Total 5200 General and Administrative Expenses	**12,281.17**
5300 Legal & Professional Fees	
5300.1 Accounting	4,724.00
5300.2 Admin Support	150.00
5300.3 Contract Employee - Full Time	4,000.00
5300.4 Contract Employees - Part Time	9,842.71
Total 5300 Legal & Professional Fees	**18,716.71**

OffGridBox, Inc.

Profit and Loss

January - December 2024

	TOTAL
5500 Selling Expenses	15.54
5500.1 Advertising & Marketing	173.45
5500.12 Other Miscellaneous Selling Expenses	50.00
5500.13 Job Supplies and Small Equipment	570.54
5500.2 Equipment or Vehicle Rental	2,003.49
5500.6 Travel	1,242.87
5500.6a Travel Airfare	9,132.09
5500.6b Accommodation	2,701.10
5500.6c Travel Meals	3,069.69
5500.6d Ground/Local Transport	3,344.89
Total 5500.6 Travel	**19,490.64**
Total 5500 Selling Expenses	**22,303.66**
Total Expenses	**$145,196.44**
NET OPERATING INCOME	**$22,740.44**
Other Expenses	
Unrealized Gain or Loss	-289.14
5710 Exchange Gain or Loss	-538.60
5740 Refund	-13,268.36
Total Other Expenses	**$ -14,096.10**
NET OTHER INCOME	**$14,096.10**
NET INCOME	**$36,836.54**